May 7, 2010

Mr. Howard Efron

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re:	IRSA Inversiones y Representaciones Sociedad Anónima, Form 20-F for Fiscal Year Ended June 30, 2009

Filed December 30, 2009, File No. 1-13542

Ladies and Gentlemen:

On behalf of IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) (the “Company”), we are writing to respond to the comments set forth in the Commission’s staff’s comment letter dated March 30, 2010 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company originally submitted on December 30, 2009, pursuant to the Securities Act of 1933, as amended.

In addition, we are providing the following responses to the comments contained in the comment letter. For convenience of reference, we have reproduced below in bold the text of the comments of the Staff. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the fiscal year ended June 30, 2009

Financial Statements of IRSA Inversiones y Representaciones S.A (“IRSA”)

Notes to the Consolidated Financial Statements

2. Preparation of Financial Statements

Proportionate consolidation, page F-10

1.	Please tell us how you have complied with Item 17(c)(2)(vii) of Form 20-F with respect to providing summarized cash flow information for those entities to which you have applied proportionate consolidation.

In response to the Staff’s comment, the Company advises the Staff that summarized cash flow information for those entities to which the Company have applied proportionate consolidation was inadvertently undisclosed in the financial statements for the fiscal year ended June 30, 2009.

The Company also advises the Staff that consolidated condensed information of the Company at June 30, 2009 and 2008 considering Natal Crespo S.A., CYRSA, Liveck, Puerto Retiro S.A. and Metroshop S.A. as an equity investee would be the following:

	As of and for the year ended June 30, 2009
	As reported		Eliminations of Metroshop S.A., Natal Crespo S.A., CYRSA, Liveck, and Puerto Retiro S.A. accounts		Inclusion of Metroshop S.A., Natal Crespo S.A., CYRSA, Liveck, and Puerto Retiro S.A. as an equity investee		As adjusted
Current assets	Ps.	891,869	Ps.	(40,145)	Ps.	—	Ps.	851,724
Non-current assets		4,044,118		(143,556)		50,310		3,950,872

Total assets		4,935,987		(183,701)		50,310		4,802,596
Current liabilities		974,890		(14,446)		1,803		962,247
Non-current liabilities		1,401,054		(120,389)		—		1,280,665

Total liabilities		2,375,944		(134,835)		1,803		2,242,912
Minority interest		464,381		(3,852)		3,493		464,022
Shareholders’ equity		2,095,662		(45,013)		45,013		2,095,662
Revenues		1,220,584		(14,697)		—		1,205,887
Gross profit		712,078		(5,393)		—		706,685

Net income	Ps.	158,635	Ps.	21,467	Ps.	(21,467)	Ps.	158,635
Net cash provided by operating activities		299,293		16,888		398		316,579
Net cash used in investing activities		(443,457)		13,286		(29,467)		(459,638)
Net cash used in financing activities		(58,898)		(29,069)		29,069		(58,898)

	As of and for the year ended June 30, 2008
	As reported		Eliminations of Metroshop S.A, CYRSA and Natal Crespo S.A. accounts		Inclusion of Metroshop S.A, CYRSA and Natal Crespo S.A. as an equity investee		As adjusted
Current assets	Ps.	893,842	Ps.	7,314	Ps.	—	Ps.	901,156
Non-current assets		3,578,130		(107,930)		28,204		3,498,404

Total assets		4,471,972		(100,616)		28,204		4,399,560
Current liabilities		742,267		(12,000)		—		730,267
Non-current liabilities		1,348,812		(60,412)		—		1,288,400

Total liabilities		2,091,079		(72,412)		—		2,018,667
Minority interest		456,715		(3,829)		3,829		456,715
Shareholders’ equity		1,924,178		(24,375)		24,375		1,924,178
Revenues		1,084,242		(21,965)		—		1,062,277
Gross profit		620,019		(11,066)		—		608,953

Net income	Ps.	54,875	Ps.	(3,742)	Ps.	3,742	Ps.	54,875
Net cash provided by operating activities		319,933		8,609		519		329,061
Net cash used in investing activities		(788,597)		(2,521)		(20,095)		(811,213)
Net cash provided by financing activities		149,145		(19,576)		19,576		149,145

The Company proposes to include summarized cash flow information for those entities to which the Company have applied proportionate consolidation described above in future filings.

g. Significant acquisitions, dispositions and developments of businesses

Acquisitions of Soleil Factory shopping center business, page F-15

2.	We note that APSA paid US$8.1 million in December of 2007 for the anticipated acquisition of the Soleil Factory shopping center business. You also disclose that the transaction is subject to certain suspensive conditions. Please tell us what these conditions are, when you expect them to be met, and if your payment is returned if the conditions are never met.

In response to the Staff’s comment, the Company advises the Staff that the acquisition of the Soleil Factory shopping centre from INC S.A. was subject to the following suppressive conditions:

I.	The subdivision of the land where the supermarket and the mall are located into two units: one unit for the mall and the other unit for the supermarket (each one with a complimentary unit for parking lot);

II.	The approval of the transaction by the Antitrust Authority; and

III.	If required, any approval by local authorities to operate a mall in the area.

If any of these conditions were not met within 30 months as from the date of the agreement, December 28th, 2007, the agreement would be terminated and any payment would be returned to the Company.

The Company advises the Staff that in March 2010, the Company and INC S.A. mutually agreed that the above mentioned conditions will not have to be fulfilled before the closing date. Accordingly, the parties agreed to commence the transfer of the business to the Company estimated to be completed in June 2010. After completion date, the Company will receive the land, but the deed title will be executed once the subdivision of the land is finalized and the transaction will be submitted within the legal term to the approval of the Antitrust Authority.

However, according to the Argentine Antitrust Law, the Antitrust Authority may (i) authorize the transaction; (ii) request the parties to comply with certain conditions or (iii) reject the authorization. If the Antitrust Authority rejects the authorization, the parties will have to undo the transaction.

29. Differences between Argentine GAAP and US GAAP

I. Differences in measurements methods, page F-65

General

3.	Please tell us and expand your disclosure in future filings to clarify how impairment losses for accounts and mortgage receivables are provided for under US GAAP and describe any differences between Argentine GAAP and US GAAP.

In response to the Staff’s comment, the Company advises the Staff that impairment losses for accounts receivables are determined on a one-by-one basis considering, among other things, the experience of the enterprise and information about the ability of individual debtors to pay.

The Company also advises the Staff that the Company follows Statement of Financial Accounting Standard No. 5, “Accounting for Contingencies” (“SFAS No. 5”) in accounting for mortgage receivables loss provisions. According to SFAS No. 5, an estimated loss from a loss contingency, such as the collectability of receivables, should be accrued when, based on information available prior to the issuance of the financial statements, “it is probable that the enterprise will be unable to collect all amounts due and, therefore, that at the date of its financial statements the net realizable value of the receivables through collection in the ordinary course of business is less than the total amount receivable” and whether the amount of loss can be reasonably estimated. This last condition will normally depend on, among other things, the experience of the enterprise, information about the ability of individual debtors to pay, and appraisal of the receivables in light of the current economic environment.

Under US GAAP the Company has developed a methodology to determine its provision for loan losses based on, among others, grouping its portfolio in loans with similar characteristic.

As no specific methodology for mortgage receivables loss provisioning is defined under Argentine GAAP, the Company considers that the level of provisioning under US GAAP is adequate also for Argentine GAAP purposes.

The Company proposes to include the information detailing loan losses accounting policy described above in future filings.

g. Securitization accounting, page F-73

4.	We note that you record the transfer of credit card receivables as sales. Please tell us the circumstances, if any, that you would be required to repurchase the securitized receivables and if you have recorded any related accruals. Additionally, tell us your accounting policies under U.S GAAP related to these obligations, if applicable, for transfers accounted for both as sales and financings.

In response to the Staff’s comment, the Company advises the staff that Note 29.I.g. “Securitization accounting” discloses that the agreements states that the transfers qualify as non-recourse transfers of receivables since if receivables are not collected in full, neither the trustee nor the Company is obligated to use its own cash flows to cover any potential shortfall or collection failure. The Company advises the staff that the Company is not obligated to repurchase any securitized receivables under any circumstances.

(u) Derecognition of Put option, page F-80

5.	Please tell us how you determined that put option did not meet the definition of a derivate under US GAAP. Within your response, please reference the authoritative literature management relied upon.

In response to the Staff’s comment, the Company advises the Staff that under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133), which in paragraph 6, requires that all three of the following characteristics must be met:

a.	It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both.

b.	It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c.	Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from the net settlement.

Paragraph 9 of SFAS No. 133 provides that a contract fits the description of net settlement in paragraph 6.c if its settlement provisions meet one of the following criteria: (a) neither party is required to deliver an asset that is associated with the underlying and that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to the notional amount (or the notional amount plus a premium or minus a discount); (b) one of the parties is required to deliver an asset of the type described in paragraph 9.a, but there is a market mechanism that facilitates net settlement; (c) one of the parties is required to deliver an asset of the type described in paragraph 9.a, but that asset is readily convertible to cash or is itself a derivative instrument.

Characteristics a. and b. are met since underlying is the quantity of shares to sell under the put option agreement and there is no initial net investment.

Characteristic c. is not met since the Company is required to deliver an asset of the type described in paragraph 9.a but there is no market mechanism that facilitates net settlement nor the asset is readily convertible to cash or is itself a derivative instrument because shares of Metropolitan 885 Third Avenue LLC are not traded on public markets.

Consequently, under US GAAP the put option did not meet the definition of a derivative instrument.

Financial Statements of Banco Hipotecario S.A

Consolidated Statements of Changes in Shareholders’ Equity, page F-124

6.	Please tell us the nature of the Ps. (39,460) adjustment to retained earnings. Within your response, please tell us how you accounted for this item within your US GAAP reconciliation.

In response to the Staff’s comment, the Company advises the Staff that on January 29, 2004, the Bank entered into a total return swap transaction with Deutsche Bank AG (“DBAG”) as a partial hedging for the Stock Appreciation Right clause (“StARS”) included in the issuance of the Medium-term Secured Facility. Upon maturity if the transaction, the Bank shall be entitled to receive, at its option, the value of 71,100,000 Class D ordinary shares of Banco Hipotecario S.A. (BHSA) or the delivery of said shares. The amount paid upon closure of this transaction was US$ 17,519 thousand.

As a consequence of the execution of the Total Return Swap transaction and the reception of the mentioned shares during 2009, under Argentine Banking GAAP and applicable regulations the Bank recorded to retained earnings Ps. (39.460) related to the difference between the treasury shares´ cost and their market value. Subsequent changes in the market value of the shares are not recognized.

Under Argentine Banking GAAP, BHSA recognized as of June 30, 2008, the right to receive its shares as an asset which is marked to market based on the market value of its shares at period end. Changes in fair value are recognized in earnings.

Under US GAAP BHSA recognized the right to receive its shares at a future date at cost, as a reduction of equity according to the guidance of SFAS N° 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” – FASB Codification 480-10 Overall. Subsequent changes in the market value are not recognized.

As of June 30, 2009, the Total return swap had been executed. Under Argentine Banking GAAP, BHSA derecognized the right to receive its shares mentioned above. Furthermore the Bank recorded in its income statement Ps. 40,883 related to the shares revaluation till the execution of the transaction was performed. This result of revaluation was reversed for US GAAP purposes.

The Bank will include additional disclosure in future filings.

Notes to the Consolidated Financial Statements, page F-134

7.	Please tell us how you accounted for your investments in companies where corporate decisions are not influenced within your US GAAP reconciliation.

In response to the Staff’s comment, the Company advises the Staff that under Argentine Banking GAAP, investments in companies where corporate decision are not influenced are accounted for at the lower of cost or the equity method. As a result, as of June 30, 2009 and 2008 these investments were recorded at cost.

Under US GAAP these investments in companies where corporate decisions are not influenced, are not within the scope of APB 18 - Equity method accounting and they are recorded at cost with a performance of an analysis of impairment.

Consequently, there was no adjustment included in the US GAAP reconciliation considering that there is no difference between US GAAP and Argentine Banking GAAP.

The Bank will include additional disclosures in future filings.

Minimum Capital requirements, page F-157

8.	You have disclosed a shortfall in minimum regulatory capital of Ps. 562.000 as of September 30, 2009. Please tell us the implications of this shortfall and what management’s plan or response was to this shortfall.

In response to the Staff’s comment, the Company advises the Staff that there was neither penalty nor sanction to the Bank or the members of the Board of Directors established by the Argentine Central Bank, and therefore, the shortfall had no additional implications to the Bank.

As of December 31, 2009 the regulatory capital was Ps. 1,497,179 above the Argentine Central Bank’s requirement and, as a result, shortfall had been regularized.

Main implications of the shortfall during the non compliance period (five months) were the restrictions to new branches opening and to acquisitions of new companies and commercial offices. Those restrictions had no impact on the Bank’s businesses during the mentioned period.

34. Summary of Significant Differences between Argentine Banking GAAP and US GAAP.

General, page F-160

9.	We note you account for your interest income using the straight-line method. Please tell us how you accounted for interest income within your US GAAP reconciliation.

In response to the Staff’s comment, the Company advises the Staff that interest income for the Bank’s loan portfolio with maturities greater than 92 days was recognized on an effective interest method for both Argentine Banking GAAP and US GAAP purposes, which provides for an increasing effective rate over the life of the loan.

Interest income for the portfolio with maturities less than 92 days was recognized on an accrual basis using the straight-line method. However, these loans were immaterial for the Bank’s portfolio. Therefore, the adjustment between Argentine Banking GAAP and US GAAP was immaterial and was not recognized within the US GAAP reconciliation. As of June 30, 2009 the adjustment between Argentine Banking GAAP and US GAAP amounted to Ps. 31 thousands which represented the 0.0017% and 0.01% of Shareholder´s Equity and Net Income under US GAAP, respectively.

10.	Please tell us how you accounted for your guarantees provided to the Argentine Central Bank and other guarantees provided, as discussed on page F-158, within your US GAAP reconciliation.

In response to the Staff’s comment, the Company advises the Staff that these guarantees relate to agreements with the Argentine Central Bank and certain customers (standby letters of credit, acceptances, guarantees granted).

Under Argentine Banking GAAP, these guarantees were recorded at its outstanding face value plus accrued interest according to the contractual terms of the bond.

Under US GAAP, the Company applied the provisions of FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees”, which requires guarantees to be recorded at fair value.

The US GAAP reconciling item represents the difference between both GAAP’s.

Financial Statements of Metropolitan 885 Third Avenue LLC (“Metropolitan”)

General

11.	In future filings please ensure that the titles on each of the included financial statements are consistent with the financial statements listed in the auditors’ report.

In response to the Staff’s comment, the Company advises the Staff that titles on each of the included financial statements were inadvertently inconsistent with the financial statements listed in the auditor´s report. The Company will ensure consistency of these titles in future filings.

Statements of Cash Flows, page F-189

12.	We note that you have used the caption “leasing costs” within the cash flows from investing activities section of the Statement of Cash Flows. Please tell us your reason for including leasing costs within investing activities. Please confirm that, in future filings, you will provide a separate accounting policy in the footnotes for the classification of such costs in the Statements of Cash Flows.

In response to the Staff’s comment, the Company advises the Staff that leasing costs are external costs related directly to and essential to the lease origination that would not have been paid to an independent third party had the leasing transaction not ocurred (i.e. commissions). Therefore, leasing costs are capitalized and amortized on a straight-line basis over the lives of the respective leases.

The Company included leasing costs as investing activity in the cash flow statement considering that these costs are a productive asset that are essential to acquiring the lease.

The Company proposes to include the following separate accounting policy in future filings:

“Cash flow statement classifications:

Leasing costs are classified as investing activites in the cash flow statement considering that these costs are a productive asset that are essential to acquiring the lease”.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-194

13.	Please tell us your policy for determining the amount of revenue to recognize related to tenant reimbursements and confirm that you will enhance your disclosure of such policies in future filings

In response to the Staff’s comment, the Company advises the Staff that as part of the lease agreements, tenants are required to pay their proportionate share of common area maintenance expenses. The Company does not charge any mark up on reimbursable costs. These expenses are incurred and paid by the Company and then passed through to tenants as reimbursable costs.

Under US GAAP, the Company accounts for pass-through revenue and expenses in accordance with Emerging Issues Task Force, or EITF, Issue 01-14, “Consolidated Statement of Income Characterization of Reimbursements Received for Out of Pocket Expenses Incurred,” and include these costs incurred as a component of revenue and as a component of operating expenses in the Consolidated Statement of Operations.

The Company will enhance disclosures of such policies in future filings.

The Company confirms its acknowledgment, in connection with its responses to the comment letter:

1. That the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3. That the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please call me (212-455-7433) with any questions you may have regarding the above responses.

Very truly yours,

David L. Williams